UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-40300

KAROOOOO LTD.

(Exact name of registrant as specified in its charter)

1 Harbourfront Avenue

Keppel Bay Tower #14-07
Singapore 098632

+65 6255 4151

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒           Form 40-F    ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-280758) ORIGINALLY FILED WITH THE SEC ON JULY 11, 2024.

Karooooo Ltd.

Interim Report (unaudited) for the three months ended May 31, 2024

The Company’s Interim Report (unaudited) for the three months ended May 31, 2024 is contained at Exhibit 99.1 of this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Karooooo Ltd.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

Date: July 23, 2024

EXHIBIT INDEX

Exhibit No.	Description
99.1	Karooooo Ltd. Interim Report (unaudited) for the three months ended May 31, 2024

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

4